SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                       PERRY COUNTY FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    71447Q104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                     with a copy to:
                                                     Robert G. Minion, Esq.
Jeffrey S. Halis                                     Lowenstein Sandler PC
10 East 50th Street                                  65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 588-9697                                       (973) 597-2500

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 28, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 71447Q104
--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only):

                  Jeffrey S. Halis
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions): N/A

                 (a)              (b)

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):WC

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

               Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization: United States

--------------------------------------------------------------------------------
                                 7)    Sole Voting Power:                16,500*
       Number of                 -----------------------------------------------
       Shares Beneficially       8)    Shared Voting Power:                   0
       Owned by                  -----------------------------------------------
       Each Reporting            9)     Sole Dispositive Power:          16,500*
       Person With:              -----------------------------------------------
                                 10)    Shared Dispositive Power:             0
                                 -----------------------------------------------

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                16,500*

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                 Not Applicable

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

                2.0%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions): IA


--------------------------------------------------------------------------------
* 12,100 shares (1.5%) of Perry County Financial Corporation common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"). 2,800 shares (0.3%) of Perry County Financial Corporation common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"). 1,600 shares (0.2%) of Perry County Financial Corporation common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership ("Madison"). No shares (0.0%) of Perry County Financial Corporation common stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands ("Halo International"). Pursuant to the Agreement of Limited Partnership of each of Tyndall, Tyndall Institutional, and Madison and the Investment Management Agreement of Halo International, Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall, Tyndall Institutional, Madison, and Halo International, respectively. Jeffrey S. Halis' interest in the shares set forth herein is limited to the extent of his pecuniary interest, if any, in Tyndall, Tyndall Institutional, Madison and Halo International, respectively. See
     Item 5 for further information on the computation of percentages set forth herein.

Item 2.   Identity and Background

          The person filing this statement is Jeffrey S. Halis, whose business address is 10 East 50th Street, New York, New York 10022. Mr. Halis is the sole member of Jeffrey Management, L.L.C. which serves as a general partner of Halo Capital Partners, L.P., a Delaware limited partnership ("Halo"). Halo serves as the sole general partner of each of Tyndall Partners, L.P. ("Tyndall"), Tyndall Institutional Partners, L.P. ("Tyndall Institutional") and Madison Avenue Partners, L.P. ("Madison"), each of which are Delaware limited partnerships having their principal executive offices located at 10 East 50th Street, New York, New York 10022. In addition, Mr. Halis serves as a member of Jemi Management, L.L.C., a New York limited liability company, which serves as the Investment Manager for Halo International, Ltd. ("Halo International"), a company organized under the laws of the Cayman Islands, having its principal executive offices located at Butterfield Fund Managers (Guernsy) Limited, Post Office Box 211, Butterfield House, The Grange, St. Peter Port, Guernsey, Channel Islands, GY1 3NQ. Each of Tyndall, Tyndall Institutional, Madison, Halo International and Jeffrey Halis, are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.

Item 5.   Interest in Securities of the Issuer

          Based upon information set forth in Perry County Financial Corporation's quarterly report dated March 31, 1999, as of March 31, 1999 there were issued and outstanding 810,897 shares of common stock of Perry County Financial Corporation. As of June 2, 1999, Tyndall Partners, L.P. owned 12,100 of such shares, or 1.5% of those outstanding, Tyndall Institutional Partners, L.P. owned 2,800 of such shares, or 0.3% of those outstanding, Madison Avenue Partners, L.P. owned 1,600 of such shares, or 0.2% of those outstanding, and Halo International, Ltd. owned no shares. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Perry County Financial Corporation owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd. As of June 2, 1999, the reporting person no longer beneficially owned 5% of the outstanding common stock of Perry County Financial Corporation. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd., in shares of common stock of Perry County Financial Corporation in the past sixty days (each of which were effected in ordinary brokers transactions):

                            A. Tyndall Partners, L.P.

         Date                        Quantity                             Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    May 28, 1999                      20,000                            $19.56
    June 2, 1999                       7,000                            $19.72
    June 2, 1999                      11,300                            $19.72


                     B. Tyndall Institutional Partners, L.P.

         Date                        Quantity                            Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    May 28, 1999                       6,000                            $19.56
    June 2, 1999                       4,300                            $19.72


                        C. Madison Avenue Partners, L.P.

         Date                         Quantity                           Price

                                    (Purchases)

                                       NONE

                                     (Sales)

    May 28, 1999                       3,000                            $19.56
    June 2, 1999                       2,400                            $19.72

                           D. Halo International, Ltd.

         Date                       Quantity                             Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    May 28, 1999                       1,000                            $19.56

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                  June 7, 1999


                                             /s/   Jeffrey S. Halis
                                             ___________________________________
                                             Jeffrey  S. Halis,  as a member of
                                             Jeffrey   Management,   L.L.C.,   a
                                             general partner   of  Halo  Capital
                                             Partners, L.P., the general partner
                                             of each of Tyndall  Partners, L.P.,
                                             Tyndall    Institutional  Partners,
                                             L.P., and Madison Avenue Partners,
                                             L.P.


                                             /s/ Jeffrey S. Halis
                                             ___________________________________
                                             Jeffrey  S.  Halis,  as a member of
                                             Jemi    Management,    L.L.C.,  the
                                             Investment    Manager    for   Halo
                                             International, Ltd.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                   FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).